Exhibit 99.1

Goldcorp Announces Voting Results From Annual Shareholders Meeting

VANCOUVER, April 27, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") announces the voting results for the election of its Board of Directors, which took place at the Company's Annual and Special Meeting held on April 26, 2017. The nominees listed in the management proxy circular dated March 13, 2017 were elected as directors of Goldcorp at the meeting. Detailed results of the votes are set out below:

	Outcome of the Vote	Votes by Ballot and Virtual Audience
		Votes For	Votes Withheld
(a) Beverley A. Briscoe	Elected	485,358,574 (99.29%)	3,455,333 (0.71%)
(c) Margot A. Franssen, O.C.	Elected	486,859,437 (99.60%)	1,954,470 (0.40%)
(d) David A. Garofalo	Elected	485,415,179 (99.30%)	3,398,728 (0.70%)
(e) Clement A. Pelletier	Elected	486,809,772 (99.59%)	2,004,135 (0.41%)
(f) P. Randy Reifel	Elected	468,310,116 (95.81%)	20,503,791 (4.19%)
(g) Charles R. Sartain	Elected	486,859,173 (99.60%)	1,954,734 (0.40%)
(g) Ian W. Telfer	Elected	481,424,288 (98.49%)	7,389,619 (1.51%)
(h) Blanca A. Treviño	Elected	486,822,478 (99.59%)	1,991,429 (0.41%)
(i) Kenneth F. Williamson	Elected	485,137,953 (99.25%)	3,675,954 (0.75%)

At the Annual and Special Meeting, the shareholders of the Company also approved: (i) the appointment of the auditors and authorized the directors to fix their remuneration, and (ii) a non-binding advisory resolution accepting the Company's approach to executive compensation. The voting results on each resolution are set out below:

Appointment of Auditor
Outcome of the Vote	Votes by Ballot and Virtual Audience
	Votes For	Votes Withheld
Carried	540,693,063 (98.11%)	10,390,378 (1.89%)

Say-On-Pay Advisory Vote
Outcome of the Vote	Votes by Ballot and Virtual Audience
	Votes For	Votes Against
Carried	460,462,222 (94.20%)	28,347,676 (5.80%)

The Company also announced that Peter Dey has retired from the Board of Directors.

"On behalf of the Board of Directors and everyone at Goldcorp I want to sincerely thank Peter for his service to the company, and wish him well on his retirement," said Ian Telfer, Chairman of Goldcorp.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/27/c7394.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Lynette Gould, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com, www.goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 11:00e 27-APR-17